UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of Private Placement

As disclosed on Meta Data Limited’s (the “Company”) Form 6-K filed with the Securities and Exchange Commission on July 12, 2023, the Company entered into certain securities purchase agreement on June 29, 2023 (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons”, (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 40,109,096 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0005 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.7791 per Share, or $1.5582 per American depositary share of the Company (“ADS”) at a price of $0.6233 per Unit, or $1.2466 per ADS (the “Offering”).

On July 20, 2023, the Offering closed as all the conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers. The gross proceeds to the Company from the Offering was $25,000,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Xiaoming Li
Name :	Xiaoming Li
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: July 20, 2023